SCHEDULE 13G

Amendment No. 4
CMG Information Services Incorporated
Common Stock
Cusip # 125750109


Cusip # 125750109
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	Commonwealth of Massachusetts
Item 5:	804,100
Item 6:	None
Item 7:	1,171,800
Item 8:	None
Item 9:	1,171,800
Item 11:	12.88%
Item 12:	HC




Cusip # 125750109
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	1,171,800
Item 8:	None
Item 9:	1,171,800
Item 11:	12.88%
Item 12:	IN



Cusip # 125750109
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	1,171,800
Item 8:	None
Item 9:	1,171,800
Item 11:	12.88%
Item 12:	IN



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		CMG Information Services Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		187 Ballardvale Street, Suite B110
		Wilmington, MA  01887-2125

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		125750109

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with
 Section 240.13d-1(b)(ii)(G).  (Note:  See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:	1,171,800

	(b)	Percent of Class:	12.88%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:	804,100

	(ii)	shared power to vote or to direct the vote:	None

	(iii)	sole power to dispose or to direct the disposition of:	1,171,800

	(iv)	shared power to dispose or to direct the disposition of:	None




Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of CMG
Information Services Incorporated.  The interest of one person, Fidelity
Management Trust Company, a bank as defined in Section 3(a)(6) of the
Securities Exchange Act of 1934, in the common stock of  CMG Information
Services Incorporated, amounted to 761,000 shares or 8.36% of the total outstanding common stock at December 31, 1996.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A, B, and C.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with
 FMR Corp.'s beneficial ownership of the common stock of CMG Information Services Incorporated at December 31, 1996 is true, complete and correct.



	February 14, 1997
Date



	/s/Arthur S. Loring
Signature



	Arthur S. Loring, Vice President
Name/Title



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management
 & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts
 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the
 beneficial owner of 410,800 shares or 4.51% of the common stock outstanding of CMG Information Services Incorporated ("the Company") as a result of acting as investment adviser to various investment companies registered under
Section 8 of the Investment Company Act of 1940, and as a result of acting as sub-adviser to Fidelity American Special Situations Trust ("FASST").

	FASST is a unit trust established and authorized by the Department of Trade and Industry under the laws of England.  The investment adviser of FASST is
Fidelity Investment Services Limited, an English company and a  subsidiary of
Fidelity International Limited ("FIL").

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 367,700 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees.
Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	FIL, FMR Corp., through its control of Fidelity, and FASST each has sole power to vote and to dispose of the 43,100 shares held by FASST.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 761,000 shares or 8.36% of the common stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s).

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management
 Trust Company, each  has sole voting and dispositive power over 761,000 shares of common stock owned by the institutional account(s) as  reported above.

	Members of the Edward C. Johnson 3d family and trusts for their benefit are the predominant owners of  Class B shares of common stock of FMR Corp.,
representing approximately 49% of the voting power of FMR Corp.   Mr. Johnson
 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR  Corp.  Mr. Johnson 3d is Chairman of FMR Corp. and
Abigail P. Johnson is a Director of FMR Corp.  The Johnson  family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all  Class B shares will be voted in accordance with the majority vote of Class B shares.  Accordingly, through their  ownership of voting common stock and the execution of the shareholders' voting agreement, members of the  Johnson family may be deemed, under the Investment
 Company Act of 1940, to form a controlling group with  respect to FMR Corp.

	Fidelity International Limited, Pembroke Hall, 42 Crowlane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies (the "International Funds") and certain institutional investors. Fidelity International Limited is also the beneficial owner of 43,100 shares or 0.47%
 of the common stock outstanding of the Company owned by FASST. Additional information with respect to the beneficial ownership of Fidelity International
 Limited is shown on Exhibit B, page 1.


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


	Pursuant to instructions in Item 7 of Schedule 13G, this Exhibit has been prepared to identify Fidelity International Limited, Pembroke Hall, 42 Crow
Lane, Hamilton, Bermuda, a Bermudian joint stock company incorporated for an unlimited duration by private act of the Bermuda Legislature (FIL) and an investment adviser to various investment companies (the "International Funds")
 and certain institutional investors, as the beneficial owner of 43,100 shares or 0.47% of the common stock outstanding of CMG Information Services
Incorporated owned by  FASST.

	Prior to June 30, 1980, FIL was a majority-owned subsidiary of Fidelity Management & Research Company (Fidelity), a wholly-owned subsidiary of FMR Corp. On that date, the shares of FIL held by Fidelity were distributed, as a dividend, to the shareholders of FMR Corp. FIL currently operates as an entity independent of FMR Corp. and Fidelity. The International Funds and FIL's other clients, with the exception of Fidelity and an affiliated company of Fidelity, are non-U.S. entities.

	A partnership controlled by Edward C. Johnson 3d and members of his family owns shares of FIL voting stock with the right to cast approximately 47.22% of the total votes which may be cast by all holders of FIL voting stock. Mr. Johnson 3d is Chairman of FMR Corp. and FIL. FMR Corp. and FIL are
 separate and independent corporate entities, and their Boards of Directors are generally composed of different individuals. Other than when one serves as a sub adviser to the other, their investment decisions are made independently, and their clients are generally different organizations.

	FMR Corp. and FIL are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the "1934" Act) and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" by the other corporation within the meaning of Rule 13d-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d). However, FMR Corp. is making this filing on a voluntary basis as if all of the shares are beneficially owned by FMR Corp. and FIL on a joint basis.

	FIL may continue to have the International Funds or other accounts purchase shares subject to a number of factors, including, among others, the availability of shares for sale at what FIL considers to be reasonable prices and other investment opportunities that may be available to the International Funds.

	FIL intends to review continuously the equity position of the International Funds and other accounts in the Company. Depending upon its future evaluations of the business and prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, FIL may determine to cease making additional purchases of shares or to increase or decrease the equity interest in the Company by acquiring additional shares, or by disposing of all or a portion of the shares.

	FIL does not have a present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by- laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

	  FIL, FMR Corp., through its control of Fidelity, and FASST each has sole power to vote and to dispose of the 43,100 shares held by FASST.


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 14, 1997, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of CMG Information Services
 Incorporated at December 31, 1996.
	FMR Corp.
	By	/s/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
	Edward C. Johnson 3d
	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated 5/17/89
On File with Schedule 13G for
Airborne Freight Corp. 9/10/91

	Abigail P. Johnson


	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated 1/5/96
On File with Schedule 13G for
Acclaim Entertainment Inc. 1/10/96
	Fidelity Management & Research Company
	By	/s/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General Counsel
	Fidelity Management Trust Company
	By	/s/Frank V. Knox
Frank V. Knox
Vice President and Ethics
and Compliance Officer
at FMR Co.
under Resolution of The
Board of Directors dated
July 19, 1995